UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 5
ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[ ] Check box if no longer subject to Section 16.
    Form 4 or Form 5 obligations may continue.

[ ] Form 3 Holdings Reported

[ ] Form 4 Transactions Reported

1. Name and Address of Reporting Person(s)
   Butner             James              S.
   3101 N ELM STREET
   GREENSBORO NC 27415-6540

2. Issuer Name and Ticker or Trading Symbol
   CONE MILLS CORPORATION (COE)
3. IRS or Social Security Number of Reporting Person (Voluntary)
   ###-##-####
4. Statement for Month/Year
   December 28, 1997
5. If Amendment, Date of Original (Month/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   [ ] Director                   [ ] 10% Owner
   [X] Officer (give title below) [ ] Other (specify below)
   Vice President

7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
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1)Title of Security                           2)Trans-    3.Trans- 4.Securities Acquired(A)      5)Amount of    6)  7)Nature of
                                              action      action   or Disposed of (D)            Securities         Indirect
                                              Date        Code                   A               Beneficially   D   Beneficial
                                              (Month/                            or              Owned at       or  Ownership
                                              Day/Year)   Code     Amount        D  Price        End of Year    I
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                                  12/04/97    G        300           D  $0.000       91,364         D
Common Stock                                                                                     17,755         I  by 401(k) Trust
Class A Preferred Stock                                                                          215            I  by ESOP Trust

Table II (PART 1)  Derivative Securitites Acquired, Disposed of, or Beneficially Owned  (Columns 1 through 6)
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Derivative          2)Conversion    3)Trans-       4)Trans-  5)Number of Derivative            6)Date Exercisable and
Security                       or Exercise     action         action    Securities Acquired (A)           Expiration Date
                               Price of        Date           Code      or Disposed of (D)
                               Derivative
                               Security                       Code      A                D                Exercisable  Expiration
------------------------------------------------------------------------------------------------------------------------------------
Employee Stock Option (right   $15.625                                                                    08/19/93(1)  02/17/03
to buy)
Employee Stock Option (right   $12.000                                                                    05/09/95(2)  11/08/04
to buy)
Employee Stock Option (right   $8.000                                                                     05/07/97(3)  11/06/06
to buy)
Employee Stock Option (right   $8.500                                                                     05/11/98(4)  11/09/07
to buy)

Table II (PART 2)  Derivative Securitites Acquired, Disposed of, or Beneficially Owned  (Columns 1,3 and 7 through 11)
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Derivative          3)Trans-  7)Title and Amount                           8)Price     9)Number of   10) 11)Nature of
Security                       action    of Underlying                                of Deri-    Derivative        Indirect
                               Date      Securities                                   vative      Securities    D   Beneficial
                                                                        Amount or     Security    Beneficially  or  Ownership
                                                                        Number of                 Owned at      I
                  -                      Title                          Shares                    End of Year
------------------------------------------------------------------------------------------------------------------------------------
Employee Stock Option (right             Common Stock                   15,000                    15,000        D
to buy)
Employee Stock Option (right             Common Stock                   10,000                    10,000        D
to buy)
Employee Stock Option (right             Common Stock                   10,000                    10,000        D
to buy)
Employee Stock Option (right             Common Stock                   5,000                     5,000         D
to buy)

Explanation of Responses:

(1)
Incentive stock option grant under 1992 Stock Option Plan.  Options are exercisable in annual cummulative 20% increments beginning
8/19/93 and each anniversary date through 8/19/97.
(2)
Nonqualified stock option grant under 1992 Stock Option Plan.  Options are exercisable in annual cumulative 20% increments beginning 5/9/95 and each anniversary date through 5/9/99.
(3)
Nonqualified stock option grant under the Amended and Restated 1992 Stock Plan.  Options are exercisable in annual cumulative 20%
increments beginning 5/7/97 and each anniversary date through 5/7/01.
(4)
Incentive stock option grant under 1992 Stock Option Plan. Options are exercisable in annual cummulative 20% increments beginning
5/11/98 and each anniversary date through 05/11/02.

SIGNATURE OF REPORTING PERSON
/S/ Butner             James              S.
DATE 01/29/98